

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 6, 2011

Via U.S. Mail and Facsimile 913.693.8001

Mr. Daniel Reardon
President and Chief Financial Officer
Omni Ventures, Inc.
7500 College Blvd., 5th Floor
Overland Park, KS 66210

> **Re: Omni Ventures, Inc.**
> **Form 10-K for fiscal year ended September 30, 2010**
> **Filed January 11, 2011**
> **Form 10-K/A2 for fiscal year ended September 30, 2010**
> **Filed March 14, 2011**
> **Form 10-K/A3 for fiscal year ended September 30, 2010**
> **Filed April 5, 2011**
>
> **Form 10-Q for period ended December 31, 2010**
> **Filed February 22, 2011**
> **Form 10-Q/A for period ended December 31, 2010**
> **Filed March 14, 2011**
> **Form 10-Q/A2 for period ended December 31, 2010**
> **Filed April 5, 2011**
> **File No. 333-156263**

Dear Mr. Reardon:

        We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Yolanda Crittendon
Senior Staff Accountant